[Letterhead of Clifford Chance US LLP]

April 28, 2009

VIA EDGAR

Ms. Sonia Barros

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust Post-Effective Amendment No. 1 to Registration Statement on Form S-11, filed on April 16, 2009 (the “Post-Effective Amendment”)
Registration No. 333-152653

Dear Ms. Barros:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), and in accordance with our conversation with you regarding the Company’s Post-Effective Amendment, we supplementally advise you that the Company will, in its next filing pursuant to Rule 424 and in future filings, expand its disclosure under the section “Distribution Policy” on page 46 of the prospectus to include the following disclosures:

The following table presents total distributions declared and paid and distributions per share:

2008 Quarters	First	Second	Third	Fourth
Total distributions declared and paid	$4,882,000	$5,907,000	$7,511,000	$8,989,000
Distributions per share	$0.14375	$0.14375	$0.15	$0.15

The Company’s 2008 distributions were funded 67.56% by cash flows provided by operating activities and 32.44% from uninvested proceeds from financings of the Company’s properties. In addition, distributions totaling $8,918,000 were reinvested in the Company’s common shares pursuant to the Company’s dividend reinvestment plan during 2008.

Additionally, the Company will identify Ms. Laurie E. Romanak as the Company’s “principal accounting officer” in future filings as required.

If you have any questions, please contact the undersigned at 212-878-8324.

Very truly yours,

By:	/S/ JASON D. MYERS
Jason D. Myers

cc: Jack A. Cuneo